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                        WILSON SONSINI GOODRICH & ROSATI
                            Professional Corporation

                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                 TELEPHONE 415-493-9300 FACSIMILE 415-493-6811
                                  WWW.WSGR.COM

                                October 16, 1996


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20545
Attn.: Mail Stop 1-4

     Re: Superconductor Technologies Inc.
         Registration Statement on Form S-1
         Commission File No. 333-10569


Ladies and Gentlemen:

     On behalf of Superconductor Technologies Inc., we withdraw the Company's letter filed with the Securities and Exchange Commission (the "SEC") on October 15, 1996 requesting that the SEC take appropriate action to make the Registration Statement on Form S-1, Commission File No. 333-10569, effective at 4:00 p.m. EST on October 16, 1996.

     Please direct any questions or comments to John V. Roos, Kathleen B. Bloch, Tamara G. Mattison or the undersigned of this office.

                                          Very truly yours,

                                          WILSON SONSINI GOODRICH & ROSATI
                                          Professional Corporation

                                          /s/ CHRISTINA NICOLOSI

                                          Christina Nicolosi

Enclosure

cc:  David Lavan (Securities and Exchange Commission)
     James G. Evans, Jr.
     Carlos A. Fierro, Esq.
     John V. Roos, Esq.
     Kathleen B. Bloch, Esq.
     Tamera G. Mattison, Esq.